FIRST AMENDMENT TO PURCHASE AGREEMENT

This First Amendment to Purchase Agreement (this “Agreement”), dated and effective November 16, 2020 (the “Effective Date”), amends that certain Asset Purchase sand Sales Agreement, dated October 23, 20201 (the “Purchase Agreement”), entered into by and between Rapid Therapeutic Science Laboratories, Inc. (“RTSL”) (the “Purchaser”) and Razor Jacket, LLC, a limited liability company formed in the State of Oregon (“Razor”), Frank Gill, Individually (“Gill”), and Ryan Johnson, Individually (“Johnson”, and collectively with Gill and Razor Jacket, the “Sellers”).

WHEREAS, the Purchaser and Sellers desire to amend the Purchase Agreement on the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the premises and the mutual covenants, agreements, and considerations herein contained, and other good and valuable consideration, which consideration the parties hereby acknowledge and confirm the receipt and sufficiency thereof, the parties hereto agree as follows:

1.  Amendment to Purchase Agreement. Effective as of the Effective Date, Exhibit A of the Purchase Agreement shall be amended and replaced by the attached Exhibit A. In addition, the Exhibit G is replaced by the attached Exhibit G.

2.  Effect of Agreement; Purchase Agreement to Continue in Full Force and Effect. Upon the effectiveness of this Agreement, each reference in the Purchase Agreement to “Purchase Agreement”, “Agreement,” “hereunder,” “hereof,” “herein” or words of like import shall mean and be a reference to such Purchase Agreement as modified or amended hereby. Except as specifically modified or amended herein, the Purchase Agreement and the terms and conditions thereof shall remain in full force and effect.

3.  Entire Agreement. This Agreement sets forth all of the promises, agreements, conditions, understandings, warranties and representations among the parties with respect to the transactions contemplated hereby and thereby, and supersedes all prior agreements, arrangements and understandings between the parties, whether written, oral or otherwise. This Agreement shall be read in connection with the Purchase Agreement (as amended hereby).

4.  Counterparts and Signatures. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, may be executed in one or more counterparts, all of which shall constitute one and the same instrument. Any such counterpart, to the extent delivered by means of a facsimile machine or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

1 https://www.sec.gov/Archives/edgar/data/1575659/000139390520000310/rtsl_ex21.htm

First Amendment to Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written to be effective as of the Effective Date.

Sellers:

Razor Jacket, LLC

By: /s/ Frank Gill

Name:  Frank Gill

Title:  Managing Member

and

By: /s/ Ryan Johnson

Name:  Ryan Johnson

Title:  Managing Member

By: /s/ Frank Gill

Name:  Frank Gill, Individually

By: /s/ Ryan Johnson

Name:  Ryan Johnson, Individually

Purchaser:

Rapid Therapeutic Science Laboratories, Inc.

By: /s/ Donal R. Schmidt, Jr.

Name:  Donal R. Schmidt, Jr.

Title: CEO

First Amendment to Purchase Agreement

EXHIBIT A

“Assets” shall include:

(i)  all intangible assets (including goodwill) of Razor Jacket;

(ii)  all inventory of Razor Jacket (the “Inventory”);

(iii)  to the extent their transfer is permitted by applicable law, all governmental approvals, including all applications therefor;

(iv)  all equipment of Razor Jacket, as set forth below; and

(v)  all goodwill of Razor Jacket.

All intellectual property rights associated with or related to the Assets, including but not limited to:

(i)  Technical documentation reflecting engineering, maintenance, servicing and production data, design data, plans, specifications, drawings, technology, know how, trade secrets, confidential business information, research and development, servicing and maintenance processes, customer and supplier lists, pricing and cost information and business and marketing plans and proposals, relating to the Assets or to the maintenance of Assets and all documentary evidence thereof, including without limitation the technical information incorporated in such documentation; and

(ii)  To the extent that intellectual property is entered in pertinent patent, copyright and trademark registers or offices, to the full extent permitted by law, all related files in Sellers’ direct and indirect possession and all documents, certificates and declarations necessary to enable Purchaser to register such intellectual property in its name.

All rights, liabilities, requirements, and obligations of Sellers under any agreements, documents, understandings or contracts, associated with the Assets.

The goodwill of Sellers relating to the Assets, all information in the possession of Sellers relating to the operations of the Assets, the exclusive right of the Purchaser to represent itself as carrying on the business of the Assets as well as all corporate business opportunities of Sellers relating to the Assets.

All product manuals, sales literature, parts or replacement parts, marketing materials or signs related to the Assets.

All books, records, documents, files, customer lists, procedural manuals and other printed or written materials, whether stored electronically or otherwise, concerning the Assets (“Books and Records”).

All warranty rights associated with the Assets. All warranties and guaranties given to, assigned to or benefiting Sellers regarding the acquisition, or the construction, design, use, operation, management or maintenance of any of the Assets.

Seller’s lists of suppliers and contact information in connection therewith.

The Assets include, but are not limited to, the following items:

Item	Quantity	Value

1.  Cascade 20L Filter Reactor Package

(Complete 20L Filter Reactor System includes 20L 3.3 borosilicate glass jacketed reactor on mobile stand and removable filter housing mobile cart. -90°C to +200°C reactor temp range with deltaT of 110°C. Reactor includes: spray ball, overpressure relief valve, PTFE filter housing, adjustable PTFE stir shaft & paddles, Heidolph Precision 200 overhead stir motor on height adjustable frame, powerful -90°C to +200°C temperature control by Huber or Julabo (NRTL Certified), Agilent IDP7 scroll pump, (NRTL Certified) -50°C cold trap (NRTL Certified), 10L glass carboy with cap integrated on mobile cart, all thermofluids, hoses, connection hardware, fittings. Includes on-site setup and training.)

	1	$179,000
2. Pure Path PLC (PURE PATH 100 Asahi DN100 with 2 liter Jacketed Fill Funnel, PLC, Heidolph Precision 200 overhead stirrer, Huber CC-202C Huber CC-304B, Huber Mininstat 230, Huber TC100, Huber Minciller 600, Agilent AX-65 Diffusion pump with IDP7 scroll backing pump, Rack, all Thermofluids, hoses, connection fittings, and Installation & Setup MAXTRAP105 -105°C Vacuum Cold Trap)	1	$174,997
3. HBX Benchtop Rotary Evaporator, 5L (Heidolph Green Package Includes Hei-Vap Ultimate Control, 3GBL glass set, vapor and auto accurate sensors, tubing, 115V, 12AMP, 60Hz, Hei-chill 600 chiller with 600W cooling at -10C, 115V, 12AMP, 60Hz Valve Tec Vacuum System, 12mbar, .75m3 per hour pumping speed, 115V, 12AMP, 60Hz	1	$22,257
4. Ultra-sonic homogenizer	1	$1,500
5. Hei-Vap 5 L Bench Top	1	$25,000
6. So-Low -85°C Ultra-Low Chest Freezer - 14 Cubic Ft.	1	$7,000
7. Bead Bath, 20L Beads, 120V (20L Bath,15L Beads, 120V, Type "B" plug, NRTL, MFG: Cascade Sciences)	1	$1,900
8. C1D1 Large Stir Plate	1	$1,500
9. Solvent recovery kettle & Chiller	1	$14,000
10. Firesafe for Solvent storage	1	$1,500
11. 5 Buchner Funnels, Flask, air compressor, beakers, and other lab glass ware	1	$25,000

12. Mobile Stand, CVO-5 Double, Steel, Blue (Blue Powdercoat Steel Mobile Stand For Cascade CVO-5 DOUBLE UP Package: Fits 2 each CVO-5 vacuum ovens. Locking casters, 2 each side-mounted shelves.)	1	$1,500
13. Cascade CVO-5 PRO Vacuum Package,120V (Cascade Sciences PRO Vacuum Package includes: CVO-5 Vacuum oven, 4.5 Cubic Ft. (127L), 18”W x 24”D x 18”H, 5 shelves, ambient +26°F to 302°F (+14.4°C to 150°C), NRTL, 120V. MAXEVAP connection Kit, Agilent IDP7, 5.4 CFM dry scroll vacuum pump, 120V, NRTL.)	1	$13,997
14. Agilent IDP7 with exhaust hose and Power-cord (Agilent IDP7 5.4 cfm Oil-Free, Scroll Pump with Deep Vacuum Feature with exhaust hose and 115v power cord)	1	$5,250
15. Cascade 82/220g Touchscreen Balance (82g/220g Touchscreen Balance. Includes: • ISO 17025:2017 Certificate of Calibration • NTEP Certified • 5 yr warranty • Internally calibrated • Color capacitive touch-screen • IR Proximity Sensors for hands free operation	1	$5,995
16. Communication; WiFi, 2xUSB (USB-A and USB-B), Ethernet, 2xRS-232)
17. Cascade 30kg Portable Waterproof Balance (30kg Portable Waterproof Balance. Includes: • ISO 17025:2017 Certificate of Calibration • 3 yr warranty • Externally calibrated • Internal, rechargeable battery - 45 hour operation time on battery • Communication: RS-232)	1	$2,495
18. Tools, Second Air compressor, air wrench, impact drivers, and, etc.	1	$15,000
19. California Air Tools 60040CAD 4-HP 60 Gal Air Compressor		$1,570
20. Heidolph Single-Channel Pump Head: SP Vario		$1,569
21. Heidolph Peristaltic Pump: PD 5206, 115v		$3,590
22. HPLC Standards and associates	1	$6,500
		$511,120

Note: Bold items indicate new equipment to be installed by Factory reps.

ASSIGNMENT OF INTELLECTUAL PROPERTY

THIS ASSIGNMENT OF INTELLECTUAL PROPERTY (this “Assignment”) is entered into effective as November 16, 2020 (the “Effective Date”), by and between Frank Gill, Ryan Johnson and Razor Jacket, LLC, respectively individuals living in Oregon and an Oregon limited liability company (collectively the “Assignor”), jointly and severally on the one hand, and Rapid Therapeutic Science Laboratories, Inc., a Nevada corporation (“Assignee”), on the other hand.

WHEREAS, Assignor and Assignee are party to that certain Asset Purchase Agreement dated October 23, 2020 (as amended to date, the “Asset Purchase Agreement”), by and between Assignee and Assignor;

WHEREAS, Assignor owns certain Intellectual Property related to the business of Razor Jacket (the “Assigned Intellectual Property”);

WHEREAS, Assignor has agreed to assign, convey, and set over unto Assignee, and hereby does assign, convey, and set over unto Assignee all of Assignor’s right, title, and interest in and to the Assigned Intellectual Property and certain Intellectual Property, all in accordance with the terms and conditions of this Assignment, and pursuant to the terms of the Asset Purchase Agreement, and for the consideration set forth therein; and

WHEREAS, certain capitalized terms used herein which are not otherwise defined have the meanings given to such terms in the Asset Purchase Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained and in the Asset Purchase Agreement, and other good and valuable consideration, including, but not limited to the Purchase Price and Employment Terms set forth in the Asset Purchase Agreement, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.  Definition of Intellectual Property. As used in this Assignment, “Intellectual Property” means, without limitation, and in addition to any and all non-enumerated intellectual property of any nature owed by Razor Jacket and/or to which Razor Jacket has a right of ownership or assignable other right or interest, all of the following (directly or indirectly related to, in connection with, or resulting from Assignor’s work as an independent contractor, manager and/or employee for or with Razor Jacket or any subsidiary or affiliate of Razor Jacket/related to the business, operations, sales, marketing, manufacturing of advertising of Razor Jacket anywhere in the world and all legal rights, title, or interest in the following (directly or indirectly related to, in connection with, or resulting from Assignor’s work as an independent contractor, manager and/or employee for or with Razor Jacket or any subsidiary or affiliate of Razor Jacket)/related to the business, operations, sales, marketing, manufacturing or advertising of Razor Jacket, arising under the laws of the United States, any state, or any other country or international treaty regime, whether or not filed, perfected, registered or recorded and whether now or later existing, filed, issued or acquired, including all renewals:

(a) all patents and applications for patents and all related reissues, reexaminations, divisions, renewals, extensions, provisionals, continuations and continuations in part, including but not limited to the patents and patent applications listed in Appendix A (attached hereto and hereby incorporated by reference into this Assignment);

(b) all copyrights, copyright registrations and copyright applications, copyrightable works, and all other corresponding rights;

(c) all mask works, mask work registrations and mask work applications, and all other rights relating to semiconductor design and topography;

(d) all industrial designs, industrial models, utility models, certificates of invention and other indices of invention ownership, and any related registrations and applications;

(e) all trade dress and trade names, logos, Internet addresses and domain names, trademarks and service marks and related registrations and applications, including any intent to use applications, supplemental registrations and any renewals or extensions, all other indicia of commercial source or origin, and all goodwill of any business associated with any of the foregoing;

(f) all inventions (whether patentable or not and whether or not reduced to practice), invention disclosures, invention notebooks, file histories, know how, technology, technical data, trade secrets as that term is defined under Texas Civil Practices & Remedies Code § 134A.002., confidential business information, manufacturing and production processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans, and customer, distributor, reseller and supplier lists and information, correspondence, records, and other documentation, and other proprietary information of every kind, including but not limited to the inventions and invention disclosures listed in Appendix A (attached hereto and hereby incorporated by reference into this Assignment);

(g) all computer software including but not limited to all source code, object or executable code, firmware, software compilations, software implementations of algorithms, software tool sets, compilers, software models and methodologies, development tools, files, records, technical drawings, and data relating to the foregoing;

(h) all databases and data collections and all rights in the same;

(i) all rights of paternity, integrity, disclosure, and withdrawal, and any other rights that may be known or referred to as “moral rights,” in any of the foregoing;

(j) any rights analogous to those set forth in the preceding clauses and any other proprietary rights relating to intangible property;

(k) all tangible embodiments of any of the foregoing, in any form and in any media;

(l) all versions, releases, upgrades, derivatives, enhancements and improvements of any of the foregoing; and

(m) all statutory, contractual and other claims, demands, and causes of action for damages, enhanced damages, penalties, royalties, fees, or other recompense or entitlement to compensation from, or related to infringement, misappropriation or violation of any of the foregoing Assigned Intellectual Property, and all of the proceeds from the foregoing that are accrued and unpaid as of, and/or accruing after, the Effective Date.

2.  Intellectual Property Assignment. Assignor hereby assigns, transfers and conveys, unto Assignee, and Assignee accepts the assignment by Assignor of, all of Assignor’s right, title, and interest, in and to the Assigned Intellectual Property, the same to be held and enjoyed by Assignee for its own use and benefit, and for the use and benefit of its successors, assigns, or other legal representatives, as fully and entirely as the same would have been held and enjoyed by Assignor if this assignment and sale had not been made.

3.  Covenants. Assignor hereby covenants and agrees that [he/it] will, at any time upon request, consistent with the terms and conditions of this Agreement and the Asset Purchase Agreement, execute and deliver any and all papers that may be necessary or desirable to perfect title to the Assigned Intellectual Property, and all other rights, title, and interests assigned hereunder, to Assignee, its successors, assigns, or other legal representatives. Assignor further covenants and agrees that [he/it] will, at any time upon request, communicate to Assignee, its successors, assigns or other legal representatives, such facts as requested by Assignee relating to the Assigned Intellectual Property.  Assignor hereby further, jointly and severally covenants that it/they will cooperate in any and all reasonable ways in supporting Assignee’s efforts, if any, in pursuing or defending claims related to the Assigned Intellectual Property, including without limitation, testifying, providing declarations, identifying and gathering evidence to which Assignees reasonably has access or control, and joining in actions (at Assignee’s expense) as is necessary according to applicable law for the pursuit or defense of such actions.

4.  Representations and Warranties. To induce Assignee to enter into this Assignment with Assignor, the Assignor, jointly and severally, represents and warrants the following:

(a)  Assignor has all requisite capacity and authority to execute and deliver this Assignment and any and all other instruments and agreements required to be executed and delivered by such Assignor pursuant to this Assignment. This Assignment and any other agreements executed in connection herewith by Assignor represent valid and binding obligations of Assignor enforceable against Assignor in accordance with their terms.

(b)  Neither the execution and delivery by Assignor of this Assignment, nor the consummation by Assignor of the transactions contemplated herein, will violate, or be in conflict with, or constitute a default (or an event or condition that, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or cause the acceleration of the maturity of any debt, liability, contract, agreement, or other arrangement to which Assignor is a party.

(c)  Assignor has not assigned, transferred, or conveyed, and will not hereafter attempt to assign, transfer, or convey, the Assigned Intellectual Property, or any other rights, title, and interests assigned hereunder, or any interest or right therein, to any person or entity other than to Assignee pursuant to this Assignment. Assignor has no knowledge of any claim of ownership by any other party in and to the Assigned Intellectual Property assigned hereunder.

(d)  No individual other than those identified herein, are or were inventors, non-employee authors or software programmers, and/or otherwise owners of any Assigned Intellectual Property, or in the alternative Assignor has acquired, and attaches hereto as part of Appendix A, operative assignments of all rights and interests of such third parties as pertain to any portion of Assigned Intellectual Property.

5.  Indemnification. To further induce Assignee to enter into this Assignment, Assignor agrees and covenants to indemnify, defend, and hold harmless Assignee, and Assignee’s officers, directors, shareholders, partners, successors, assigns, agents, and attorneys (collectively, the “Indemnitees” or, each individually, an “Indemnitee”) from and against all demands, claims, actions, or causes of action, assessments, losses, taxes, damages, liabilities, costs, and expenses, including, without limitation, interest, penalties, and reasonable attorneys' fees and expenses (collectively, “Damages”), asserted against, assessed upon, resulting to, imposed upon, or incurred by an Indemnitee by reason of or resulting from a breach or threatened breach of any representation, warranty, covenant, obligation, or agreement of Assignor contained in or made pursuant to this Assignment or any facts or circumstances constituting such a breach, or any such Damages accruing prior to the Effective Date of this Assignment or otherwise arising as a result of Assignor’s ownership, usage, or handling of the Assigned Intellectual Property, as well as all other rights, title, and interests assigned hereunder, prior to the Effective Date of this Assignment.

6.  Assumption of Liabilities. Assignee assumes any and all liabilities, if any, associated with the Assigned Intellectual Property accruing after the Effective Date.

7.  Severability. If any provision of this Assignment is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, then (a) in lieu of such illegal, invalid, or unenforceable provision, there shall be added automatically as a part of this Assignment a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable; and (b) the legality, validity, and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

8.  Confidentiality. Assignor acknowledges and agrees that this Assignment, the Assigned Intellectual Property (to the extent not publicly accessible at the execution hereof, or later rendered as such by law or action of Assignee), as well as all other rights, title, and interests assigned hereunder, as well as any and all, non-public information pertaining to the business of Assignee is “Confidential Information” and is the sole and exclusive property of Assignee. Assignor agrees that it will not, at any time after the Effective Date of this Assignment, disclose any such Confidential Information to any third party or use such Confidential Information in any other way adverse to Assignee without Assignee’s consent. Provisions of this Section shall not apply to information which is or becomes available to the general public through no fault or actions taken by Assignor or which is required by law to be disclosed by Assignor, provided that Assignor shall give Assignee written notice of such requirement prior to disclosure so that Assignee may seek a protective order or other appropriate relief.

9.  Survival of Certain Provisions. All representations, warranties, covenants, and obligations of Assignor shall survive the termination, expiration, or cancellation of this Assignment.

10.  Successors. The provisions of this Assignment will be binding on the assigns, successors in interest, personal representatives, estates, heirs, and legatees of each of the parties hereto.

11.  GOVERNING LAW AND VENUE. THIS ASSIGNMENT HAS BEEN EXECUTED IN, AND WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS AND APPLIED AND ENFORCED, WITH RESPECT TO CONTRACT LAW ISSUES, IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS AND, WITH RESPECT TO INTELLECTUAL PROPERTY LAW ISSUES, THE STATUTORY AND REGULATORY LAWS OF THE UNITED STATES AND (AS APPLICABLE) THE COMMON LAW OF THE COURT OF APPEALS FOR THE FEDERAL CIRCUIT OR THE FIFTH CIRCUIT COURT OF APPEALS. FURTHERMORE, EACH PARTY AGREES THAT EXCLUSIVE VENUE FOR ANY ACTION, PROCEEDING OR SUIT ARISING FROM OR OUT OF, EITHER DIRECTLY OR INDIRECTLY, THIS ASSIGNMENT SHALL BE IN A FEDERAL OR STATE COURT IN THE STATE OF TEXAS.

12.  Amendment. This Assignment may only be amended by the written consent of all of the parties to this Assignment at the time of such proposed amendment.

13.  Entire Agreement; Counterparts. This Assignment contains the entire understanding among the parties concerning the subject matter contained herein. There are no representations, agreements, arrangements or understandings, oral or written, between or among the parties hereto, relating to the subject matter of this Assignment, which are not fully expressed in such documents. This Assignment may be executed in one or more counterparts, all of which taken together will be considered one and the same agreement.

14.  Headings. The section headings contained in this Assignment are for convenience only and should not be construed as part of this Assignment.

15.  Waiver. The waiver by any party hereto of a breach of any provision of this Assignment does not operate as, and should not be construed as, a waiver of any subsequent breach by any party.

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IN WITNESS WHEREOF, the parties hereto have caused this Assignment to be executed by their duly authorized officers or agents, if applicable, effective as of the Effective Date.

ASSIGNOR:

Razor Jacket, LLC

By: /s/ Ryan Johnson

Its: Managing Member

Printed Name: Ryan Johnson

By: /s/ Frank Gill

Its: Managing Member

Printed Name: Frank Gill

/s/ Frank Gill

Frank Gill, Individually

/s/ Ryan Johnson

Ryan Johnson, Individually

ASSIGNEE:

Rapid Therapeutic Science Laboratories, Inc.

By: /s/ Donal R. Schmidt, Jr.

Its: CEO

Printed Name: Donal R. Schmidt, Jr.

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APPENDIX A

1.Exclusive complete process for converting raw hemp or cannabis crude into distinct isolates of CBD, THC and all other minor cannabinoids and/or associated terpenes including, but not limited to, the modification of existing commercial or specialty equipment fabricated and assembled to work in conjunction with Razor Jacket, LLC’s current processes.